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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			  Under the Securities Exchange Act of 1934
						(Amendment No. 2)



				   Coeur d'Alene Mines Corporation
						(Name of Issuer)

						 Common Stock

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					(Title of Class of Securities)

						192108108
						(CUSIP Number)

					Carolyn S. Reiser, Esq.
				   Shartsis Friese & Ginsburg
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

						November 2, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 192108108						Page 2 of 9 Pages

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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management, LLC
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

	AF and WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E)				/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
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		NUMBER OF		7	SOLE VOTING POWER
		SHARES			  0
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				946,800
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				  0
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						946,800
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	946,800
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  							/ /
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.3%
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14	TYPE OF REPORTING PERSON*
	OO and IA
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108						Page 3 of 9 Pages

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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Vincent A. Carrino
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

	AF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(E)				/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
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		NUMBER OF		7	SOLE VOTING POWER
		SHARES			70,400
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				946,800
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				70,400
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						946,800
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,017,200
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*				/ /
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.7%
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14	TYPE OF REPORTING PERSON*
	IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108						Page 4 of 9 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Coeur d'Alene Mines Corporation ("CDE"). The principal executive office of CDE is located at 505 Front Avenue, Coeur d'Alene, Idaho, 83814.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Brookhaven Capital Management, LLC, a California limited
liability company ("LLC"); Vincent A. Carrino ("Carrino");  and Daniel
R. Coleman ("Coleman").

	(b)	The business address of LLC and Carrino is 3000 Sandhill
Road, Building 3, Suite 105, Menlo Park, California 94025. The business address of Coleman is 1370 116th Avenue, NE, Suite 210,
Bellevue, Washington 98004.

	(c)	LLC is an investment adviser to various accounts, including
investment limited partnerships of which it is also a general partner. Carrino is the sole Manager and the majority member of LLC. Coleman is the Executive Vice President and a minority member of LLC.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Carrino and Coleman are citizens of the United States of
America.

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SCHEDULE 13D

CUSIP No. 192108108						Page 5 of 9 Pages


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount


LLC			Funds Under Management	$5,519,604
Carrino		Funds Under Management	$  635,855


ITEM 4.	PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of Stock reported herein is investment. Except as described below, the persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) 	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving CDE or any of its subsidiaries;

(b) 	A sale or transfer of a material amount of assets of CDE or of any of its subsidiaries;

(c) 	Any change in the present board of directors or management of CDE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) 	Any material change in the present capitalization or dividend policy of CDE;

(e) 	Any other material change in CDE's business or corporate
structure;

(f) 	Changes in CDE's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CDE by any person;

(g) 	Causing a class of securities of CDE to be delisted from a
national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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SCHEDULE 13D

CUSIP No. 192108108						Page 6 of 9 Pages

(h) 	A class of equity securities of CDE becoming eligible for
termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i) 	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

		Aggregate
		Beneficially
		Owned			  Voting Power		  Dispositive Power
Name 	Number	Percent 	Sole	 Shared		Sole		  Shared

LLC		  946,800   4.3%	0	946,800		0		946,800
Carrino	1,107,200   4.7%  70,400	946,800	  70,400		946,800

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since September 3, 1998.

		Purchase			   Number		   Price
Name		or Sale	Date		  of Shares	Per Share

LLC	S	9/4/98	15,000	$5.89
LLC	S	9/4/98	97,300	6.00
LLC	S	9/4/98	25,000	6.38
LLC	P	9/8/98	4,000	5.67
LLC	P	9/9/98	4,900	5.38
LLC	P	9/17/98	3,500	5.38
LLC	P	9/18/98	25,000	5.33
LLC	P	9/21/98	3,000	5.10
	P	9/21/98	9,000	5.08
Carrino	S	9/24/98	9,300	6.41
LLC	S	9/24/98	50,000	6.48
Carrino	S	9/25/98	6,700	6.42
LLC	S	9/25/98	10,300	6.66
LLC	P	9/28/98	4,600	7.00
LLC	P	9/28/98	10,000	2.38 (option)
LLC	S	9/29/98	2,000	7.38

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SCHEDULE 13D

CUSIP No. 192108108						Page 7 of 9 Pages

		Purchase			   Number		   Price
Name		or Sale	Date		  of Shares	Per Share

LLC	P	9/29/98	900	$7.06
LLC	P	9/29/98	1,000	6.88
LLC	P	9/30/98	3,000	6.63
LLC	P	10/9/98	1,000	6.00
LLC	S	10/16/98	6,700	5.96
LLC	S	10/19/98	1,000	5.94
LLC	S	10/27/98	15,000	5.56
LLC	S	10/28/98	22,800	5.80
LLC	S	10/28/98	24,000	5.76
LLC	S	10/29/98	27,100	5.96
LLC	S	10/30/98	31,700	5.75
LLC	S	10/30/98	12,000	5.63
LLC	S	11/2/98	13,000	5.70
LLC	S	11/3/98	20,500	5.50
LLC	S	11/4/98	17,000	5.43
LLC	S	11/5/98	60,200	5.79
LLC	S	11/5/98	45,000	5.76
LLC	S	11/5/98	10,000	5.71
LLC	S	11/6/98	5,000	5.75
LLC	S	11/10/98	10,000	5.47
LLC	S	11/12/98	20,000	5.60
LLC	S	11/12/98	10,000	5.74
LLC	S	11/12/98	47,200	5.73
LLC	S	11/13/98	400	5.94
LLC	S	11/17/98	40,000	5.49
LLC	S	11/18/98	36,600	5.71
LLC	P	11/20/98	40,000	2.69 (Option Exercise)
LLC	P	11/20/98	22,000	0.77 (Option Exercise)
LLC	P	11/20/98	106,500	1.53 (Option Exercise)
LLC	P	11/20/98	20,000	2.78 (Option Exercise)
LLC	P	11/20/98	40,000	1.56 (Option Exercise)
LLC	P	11/20/98	34,600	1.50 (Option Exercise)
LLC	S	11/24/98	15,000	5.38
LLC	S	11/25/98	2,000	5.38
LLC	S	11/25/98	27,200	5.25
LLC	S	12/10/98	10,000	4.79

SCHEDULE 13D

CUSIP No. 192108108						Page 8 of 9 Pages

		Purchase			   Number		   Price
Name		or Sale	Date		  of Shares	Per Share

LLC	S	12/11/98	4,000	$4.69
LLC	S	12/14/98	8,000	4.63
LLC	P	12/15/98	317,600	4.69
LLC	S	12/15/98	13,600	4.63
LLC	S	12/16/98	30,000	4.78
LLC	S	12/16/98	45,000	4.70
LLC	P	12/24/98	133,700	4.35
LLC	P	12/24/98	71,200	4.31
LLC	S	12/24/98	103,700	4.38
Carrino	S	12/24/98	71,200	4.23
LLC	P	12/29/98	15,000	4.44
LLC	P	12/29/98	7,300	4.38
LLC	P	12/30/98	25,000	4.50
LLC	P	12/31/98	3,000	4.63
LLC	P	12/31/98	11,200	4.54
LLC	P	1/6/99	5,000	5.00
LLC	S	1/6/99	45,800	4.81
LLC	P	1/29/99	4,000	5.00
LLC	P	2/1/99	50,000	5.00
LLC	P	2/2/99	10,900	5.19
LLC	S	2/4/99	50,000	6.01
LLC	P	2/10/99	15,000	5.50
LLC	S	2/18/99	32,300	5.13
LLC	S	2/19/99	121,300	5.14
LLC	S	2/22/99	29,500	5.25

All transactions were executed through the New York Stock Exchange.

On February 19, 1999, the beneficial ownership of the Stock by the persons filing this statement fell below 5%.

SCHEDULE 13D

CUSIP No. 192108108						Page 9 of 9 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LLC, a registered investment adviser, is a general partner of limited partnerships pursuant to limited partnership agreements providing to LLC the authority, among other things, to invest the funds of the partnerships in Stock, to vote and dispose of Stock and to file this statement on behalf of the partnerships. Pursuant to such limited partnership agreements, LLC is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to investment management agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to LLC based on assets under management and realized and unrealized gains. No single client of LLC holds more than 5% of the Stock. Carrino is authorized by various individuals and entities to invest funds of those individuals and entities and to vote and dispose of those securities. Carrino does not receive any fees for such activities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 26, 1999

BROOKHAVEN CAPITAL MANAGEMENT, LCC


By:	/s/ Vincent A. Carrino
	Vincent A. Carrino, Manager



/s/ Vincent A. Carrino
Vincent A. Carrino

CSR\4193\015\1031827.01